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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------
                                  SCHEDULE 13D
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                            -------------------------
                     TRANSPACIFIC INTERNATIONAL GROUP CORP.
                                (Name of Issuer)

                          347 Fifth Avenue, Suite 1507
                            New York, New York 10016
                    (Address of principal executive offices)

                         COMMON STOCK, PAR VALUE $.0001
                         (Title of Class of Securities)

                                 ---------------
                                 (CUSIP number)

                                                            Copy to:

                  DAVID GORDON                      WALTER J. GUMERSELL, ESQ.
          C/O COFFEE HOLDING CO., INC.               RIVKIN, RADLER & KREMER
                4401 FIRST AVENUE                           EAB PLAZA
            BROOKLYN, NEW YORK 11232                UNIONDALE, NY 11556-0111
                 (718) 832-0800                          (516) 357-3125

     (Name, address and telephone number of
      Person Authorized to Receive Notices
               and Communications)

                               February 10, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.         Name of Reporting Person                     DAVID GORDON

           S.S. or I.R.S. Identification No. of Above   ###-##-####
           Person

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2.         Check the Appropriate Box if a Member of a   A.      NOT APPLICABLE
           Group

                                                        B.

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3.         SEC Use Only

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4.         Source of Funds                              OO (ACQUISITION MADE
                                                        PURSUANT TO
                                                        EXCHANGE OF SHARES IN
                                                        A MERGER
                                                        TRANSACTION)

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5.         Check Box if Disclosure of Legal             NOT APPLICABLE
           Proceedings is Required Pursuant to Items
           2(d) or 2(e)

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6.         Citizenship or Place of Organization         UNITED STATES

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Number of Shares
Beneficially Owned By    7. Sole Voting Power           630,000 SHARES OF COMMON
Each Reporting Person                                   STOCK
With
                         ------------------------------------------------------

                         8. Shared Voting Power         1,740,000 SHARES OF
                                                        COMMON STOCK
                         ------------------------------------------------------

                         9. Sole Dispositive Power      630,000 SHARES OF COMMON
                                                        STOCK
                         ------------------------------------------------------

                         10. Shared Dispositive Power   1,740,000 SHARES OF
                                                        COMMON STOCK
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11.         Aggregate Amount Beneficially Owned by      630,000 SHARES OF COMMON
            Each Reporting Person                       STOCK
--------------------------------------------------------------------------------

12.         Check Box if the Aggregate Amount in Row    DOES NOT INCLUDE
            (11) Excludes Certain Shares [X]            1,740,000 SHARES OF
                                                        COMMON STOCK HELD IN THE
                                                        RACHELLE GORDON GRANTOR
                                                        RETAINED ANNUITY TRUST
                                                        OF WHICH THE REPORTING
                                                        PERSON DISCLAIMS
                                                        BENEFICIAL OWNERSHIP

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13.         Percent of Class Represented by Amount in   APPROXIMATELY 15.8% AS
            Row (11)                                    OF FEBRUARY 11, 1998

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14.         Type of Reporting Person                    IN

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ITEM 1.    SECURITY AND ISSUER.

           This statement relates to the common stock, par value $.0001 per share (the "Common Stock"), of Transpacific International Group Corp., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 347 Fifth Avenue, Suite 1507, New York, New York 10016.

ITEM 2.    IDENTITY AND BACKGROUND.

           This statement is filed with respect to the ownership of 630,000 shares of Common Stock, held of record by David Gordon and 1,740,000 shares of Common Stock of the Rachelle Gordon Grantor Retained Annuity Trust, of which the Reporting Person is a co-trustee and under which the estate of the Reporting Person is a co-beneficiary. The following information is provided with respect to such Reporting Person:

               (a)    Name:   David Gordon

               (b)    Residence Address:    22 Barclay Road
                                            Scarsdale, New York  10538

               (c) Present Occupation: Mr. Gordon is the Executive Vice-President - Operations, and Secretary and a member of the Board of Directors, of each of the Issuer and its wholly-owned subsidiary Coffee Holding Co., Inc.

           (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

               (f)    Citizenship:  United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The Reporting Person acquired beneficial ownership of the securities that are the subject of this filing in exchange for common stock of Coffee Holding Co., Inc., a New York corporation ("Coffee"), which pursuant to a merger (the "Merger") consummated on February 11, 1998, became a wholly-owned subsidiary of the Issuer. Pursuant to the Merger, Coffee was merged with and into a wholly-owned subsidiary of the Issuer and each share of Coffee common stock issued and outstanding prior to the effective time of the Merger was converted into the right to receive shares of Common Stock of the Issuer.

ITEM 4.    PURPOSE OF TRANSACTION.

           The Reporting Person now owns of record 630,000 shares of Common Stock for personal investment and seeks to hold such securities for a sufficient period of time in order to realize a significant enhancement in their value. The Reporting Person may from time to time in the ordinary course sell such shares and/or purchase and/or sell additional shares of Common Stock for personal investment.

           The Reporting Person has no other present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a




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merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies of the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) As of February 11, 1998, the date of the Merger and acquisition of ownership, the Reporting Person was the record and beneficial owner of 630,000 shares of Common Stock, representing approximately 15.8% of the issued and outstanding shares of Common Stock of the Issuer on such date. The Reporting Person may also be deemed to share beneficial ownership of 1,740,000 shares of Common Stock in the Rachelle Gordon Grantor Retained Annuity Trust (the "Grantor Trust") of which the Reporting Person is co-trustee with Andrew Gordon and under which the Reporting Person's estate is a co-beneficiary with the estate of Andrew Gordon. The Reporting Person disclaims beneficial ownership of such 1,740,000 shares of Common Stock.

           (b) The Reporting Person has (i) sole voting power and dispositive power with respect to the 630,000 shares of which he is the record owner and
(ii) shared voting and dispositive power with respect to the 1,740,000 shares held in the Grantor Trust.

           Except as stated above, the Reporting Person does not beneficially own any of the shares of capital stock of the Issuer.

           (c) On January 22, 1998 the Reporting Person sold an aggregate of 27,020 shares of Common Stock at $.10 per share to three individuals in private sales transactions.

           (d)    Not applicable.

           (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

           Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.


             Not applicable.



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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 1998

                                               /s/ David Gordon
                                               --------------------------------
                                               David Gordon